UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025.

Commission File Number: 001-41566

KWESST Micro Systems Inc.
(Exact Name of Registrant as Specified in Charter)

155 Terence Matthews Crescent, Unit #1, Ottawa, Ontario, K2M 2A8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⊠  Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference into the Registrant's Registration Statement on Form F-3 (File No. 333-277196).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KWESST MICRO SYSTEMS INC.
(Registrant)

Date: May 16, 2025	By:	/s/ Jennifer Welsh
	Name:	Jennifer Welsh
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Condensed Consolidated Interim Financial Statements for the three and six months ended March 31, 2025 and 2024
99.2	Management's Discussion and Analysis for the three and six months ended March 31, 2025
99.3	Certification of Interim Filings by CEO dated May 15, 2025
99.4	Certification of Interim Filings by CFO dated May 15, 2025